

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 3, 2007

Mr. Randall T. Mays
Chief Financial Officer
Clear Channel Outdoor Holding, Inc.
200 East Basse Road
San Antonio, Texas 78209

Re: **Clear Channel Outdoor Holding, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 1, 2007
        File No. 1-32663

Dear Mr. Mays:

    We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Gain on the Disposition of Assets – Net, page 36

1. Provide us with more details of the asset exchange, including your analysis of APB 29 as amended by SFAS 153. Tell us why you did not provide the disclosures required by paragraph 28 of APB 29. Also tell us how you evaluated the exchange under paragraphs 41-44 of SFAS 144.

Income Taxes, page 36

2. Please provide us with more details of the filing of an amended tax return and why your current tax benefits in 2006 were impacted by such filing. Revise your disclosures accordingly.

Item 8. Financial Statements and Supplementary Data
Note H – Commitments and Contingencies, page 68

3. Please tell us your accounting policy for rentals that include renewal options, annual rental escalation clauses, minimum franchise payments, and maintenance related to displays.

4. Tell us the details of your commitments relating to required purchases of property, plant, and equipment under certain street furniture contracts and your accounting for these commitments.

Note M – Other Information, page 78

5. Tell us why you consider the royalty fee paid to Clear Channel Communications as an other expense and not an operating expense.

*   *   *   *

As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director